Contact Information:

Tracey T. Travis

Senior Vice President and Chief Financial Officer

Polo Ralph Lauren Corporation

650 Madison Avenue

New York, NY 10022

1-212-318-7232 (telephone)

1-212-813-7705 (facsimile)

March 9,	2009

Ms. Tia Jenkins

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Health Care Services

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Polo Ralph Lauren Corporation

Form 10-K for Fiscal Year Ended

March 29, 2008

Filed May 28, 2008

File No. 001-13057

Dear Ms. Jenkins:

We are writing in response to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Mr. Ralph Lauren, Chairman of the Board and Chief Executive Officer of Polo Ralph Lauren Corporation (the “Company”) dated February 25, 2009 (the “Comment Letter”) regarding the above referenced filing. The Staff’s comments and related responses from the Company are set forth below and are keyed to the sequential numbering of the comments used in the Comment Letter.

In responding to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended March 29, 2008

Item 9A – Controls and Procedures, page 63

Evaluation of Disclosure Controls and Procedures

1.

We note your statement that “disclosure controls and procedures are...designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission’s rules and forms.” In future Exchange Act filings, please confirm that you will revise to state clearly, if true, that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective at the reasonable assurance level provided in your definition. As an alternative, you may remove the reference to the level of assurance from your definition of disclosure controls and procedures.

Response: We note the Staff’s comments and, in future Exchange Act filings, we will revise our disclosure to clearly state, if true, that our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level. An example of this amended future disclosure is provided within our response to comment #2 below.

2.

We note your disclosure that your “Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are effective in timely making known to them material information relating to the Company and the Company’s consolidated subsidiaries required to be disclosed in the Company’s reports filed or submitted under the Exchange Act.” Please confirm that in future Exchange Act filings you will remove the qualification regarding the effectiveness of your disclosure controls and procedures.

Response: We note the Staff’s comments and, in future Exchange Act filings, we will remove the qualification regarding the effectiveness of the Company’s disclosure controls and procedures.

We hereby advise the Staff of the following revisions to our existing disclosures that we will make in future filings:

“We have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of the end of the fiscal year covered by this annual report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of the fiscal year end covered by this Annual Report on Form 10-K~~, in timely making known to them material information relating to the Company and the Company's consolidated subsidiaries required to be disclosed in the Company's reports filed or submitted under the Exchange Act~~.”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, F-7

Goodwill and Other Intangible Assets, F-13

3.

We note your disclosure here, on F-19, F-20, F-22, and on page 60 that you use independent valuation experts to (i) determine the fair value of acquired assets and (ii) assist you in evaluating goodwill for impairment. Given your references to the use of such experts, please confirm that you will revise the disclosure in the future Exchange Act filings to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

Response: In addressing the Staff’s comments, we have referenced the Compliance and Disclosure Interpretation (“CD&I”) entitled Securities Act Sections last updated on November 26, 2008. Question 141.02 provides the Division of Corporation Finance’s interpretation regarding the engagement of a third party expert to assist in the determination of the fair value of certain assets or liabilities disclosed in a registrant’s report to be filed with the Commission. Specifically, the Company noted the following excerpt from Question 141.02:

“The registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert’s report or valuation or opinion in connection with the preparation of a Securities Act registration statement. The consent requirement in Securities Act Section 7(a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Securities Act Section 11(a), with resultant Section 11 liability for the expert and a reduction in the due diligence defense burden of proof for other Section 11 defendants with respect to such disclosure, as provided in Securities Act Section 11(b).

If the registrant determines to make reference to a third party expert, the disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third party expert or a statement of the registrant. If the disclosure attributes a statement to a third party expert, the registrant must comply with the requirements of Securities Act Rule 436 with respect to such statement. For example, if a registrant discloses purchase price allocation figures in the notes to its financial statements and discloses that these figures were taken from or prepared based on the report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the third party expert and not the registrant, then the registrant should comply with Rule 436 with respect to the purchase price allocation figures. On the other hand, if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant.”

We hereby advise the Staff that the Company’s management is indeed responsible for (a) the preparation of purchase price allocations associated with business combinations and asset acquisitions and (b) the estimation of the fair value of intangible assets and goodwill in conjunction with its impairment testing. In all instances, the Company’s management often considers valuation reports prepared by independent valuation firms.

To address the Staff’s comments and to better comply with the Securities Act Sections CD&I, the Company will provide disclosure within its future Exchange Act filings that attributes responsibility for purchase price allocations and fair value associated with intangible asset and goodwill impairment testing to the Company’s management, and not to an independent valuation firm. Accordingly, the Company confirms that it will delete its references to reliance on the use of outside valuation firms in future Exchange Act filings.

***

If the staff wishes to discuss our response to the Comment Letter, please contact me at 212-318-7232.

Sincerely, /s/ Tracey T. Travis
Tracey T. Travis Senior Vice President and Chief Financial Officer

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